# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hertz Global Holdings, Inc., CIK 0001657853
CUSIP: 42806J700
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001852329
Persons authorized to receive notices and communications: Laura Torrado, c/o Knighthead Capital Management, LLC, 320 Park Avenue, 28th Floor, New York, New York (NY), 10022, (212) 356-2900

## Reporting persons
- CK Amarillo LP (CIK 0001852329): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- CK Amarillo GP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- Certares Opportunities LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- Knighthead Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Hertz Global Holdings, Inc.
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Comment:
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 12 ("Amendment No. 12") amends the Schedule 13D filed with the SEC on July 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on November 16, 2021, Amendment No. 2, filed with the SEC on August 1, 2022, Amendment No. 3, filed with the SEC on October 28, 2022, Amendment No. 4, filed with the SEC on February 7, 2023, Amendment No. 5, filed with the SEC on April 27, 2023, Amendment No. 6, filed with the SEC on November 7, 2023, Amendment No. 7, filed with the SEC on July 2, 2024, Amendment No. 8, filed with the SEC on March 26, 2025, Amendment No. 9, filed with the SEC on March 2, 2026, Amendment No. 10, filed with the SEC on August 10, 2026, and Amendment No. 11, filed with the SEC on August 24, 2026 (together with the Original Schedule 13D, the "Schedule 13D"), relating to the Common Stock of Hertz Global Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended as follows:

Effective as of the close of business on October 1, 2026: (i) Thomas Wagner, co-founder and co-managing member of Knighthead, resigned from the Company's board of directors (the "Board"); and (ii) the Board appointed Adam Zirkin, a member of Knighthead, to serve as a director on the Board. Mr. Wagner continues to serve as a member of the investment committee of CK Amarillo.

## Signatures
- CK Amarillo LP: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory of CK Amarillo GP, LLC, General Partner of CK Amarillo LP (10/05/2026)
- CK Amarillo LP: /s/ Laura Torrado, Laura Torrado, Authorized Signatory of CK Amarillo GP, LLC, General Partner of CK Amarillo LP (10/05/2026)
- CK Amarillo GP, LLC: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory (10/05/2026)
- CK Amarillo GP, LLC: /s/ Laura Torrado, Laura Torrado, Authorized Signatory (10/05/2026)
- Certares Opportunities LLC: /s/ Tom LaMacchia, Tom LaMacchia, Managing Director & General Counsel, Certares Management LLC, Sole Member of Certares Opportunities LLC (10/05/2026)
- Knighthead Capital Management, LLC: /s/ Laura Torrado, Laura Torrado, General Counsel (10/05/2026)